April 3, 2007

VIA EDGAR & UPS
Ms. Hanna T. Teshome
Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C.  20549

Re:      Residential Funding Mortgage Securities I, Inc.
         Registration Statement on Form S-3, File No.
         333-140614 Response to Comment Letter dated
         February 23, 2007
         -----------------

Dear Ms. Teshome:

      On behalf of Residential Funding Mortgage Securities I, Inc. (the "Depositor"), we submit this letter in response to the comments in your letter dated February 23, 2007 relating to the above-referenced registration statement on Form S-3 as filed on February 12, 2007 (the "Registration Statement"). The changes in the form of prospectus supplement and the responses below are the same as those included in our letter to you dated March 9, 2007, which was reviewed informally.

Registration Statement on Form S-3

General

      1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Response: We confirm that the Depositor and each issuing entity previously established, directly or indirectly, by the Depositor or any affiliate of the Depositor has been current and timely with Exchange Act reporting during the twelve calendar months and the portion of the month immediately preceding the filing of the Registration Statement with respect to asset-backed securities involving the same asset class. Attached as Schedule A are the CIK codes for each


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Securities and Exchange Commission
April 3, 2007
Page 2

issuing entity that had Exchange Act reporting requirements established by the Depositor or any affiliate of the Depositor that has offered a class of asset-backed securities involving the same asset class during the twelve calendar months and the portion of the month immediately preceding the filing of the Registration Statement.

      2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed pursuant to the 1934 Act requirements.

Response: We confirm that all material terms to be included in the finalized agreements will also be disclosed in the final related Rule 424(b) prospectus.

      3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Response: We confirm that unqualified legal and tax opinions will be filed at the time of each takedown.

      4. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Response: We confirm that the base prospectus includes all assets, credit enhancements and other structural features reasonably contemplated to be included in an actual takedown.

Prospectus Supplement

Important Notice About Information

      5. The last clause in the penultimate paragraph of this section contains an inappropriate disclaimer of liability. Please remove that clause.

Response: We have removed this clause as requested.

Risk Factors, page S-13

      6. Please update the risk factor section to discuss the current conditions in the housing market. Include in this discussion, the recent increases in payment defaults and foreclosures, the changes in real estate values and the impact of non-conventional

Securities and Exchange Commission
April 3, 2007
Page 3

            mortgages in that regard. If applicable, also address the inability of mortgage loan originators to repurchase mortgage loans in accordance with their agreements as a result of financial difficulties, bankruptcies, etc.

Response: An additional risk factor addressing these issues has been added to the form of prospectus supplement on pages S-15 and S-16. Because the repurchase obligation for breaches of representations and warranties does not apply to our originators or subservicers, but only applies to Residential Funding Company, LLC, the sponsor, we do not believe that a discussion of the inability of originators to repurchase mortgage loans is applicable.

Mortgage Pool Characteristics, page S-35 (certificates)

      7. Please revise the prospectus supplement to provide the form of delinquency information in a tabular format, as applicable. See Items 1111(c) and 1100(b)(1) of Regulation AB. You may also refer to
            Section 1.01 of Regulation AB Telephone Interpretations available on our website.

Response: We have revised the form of prospectus supplement on pages S-37 and S-38 where delinquency information is provided. Since in most cases the information can be described clearly in a few bullet points, we do not believe that a tabular presentation would enhance the clarity of the disclosure in those cases. However, where appropriate, for example in transactions securitizing seasoned loans, we will include delinquency information in tabular form as indicated on page S-45 where we believe that tabular presentation would enhance the clarity of the disclosure.

Securities and Exchange Commission
April 3, 2007
Page 4

      If you have any additional questions you would like to discuss, please do not hesitate to contact Julianne M. Linder at (952) 857-6463 or Paul Jorissen of Mayer, Brown, Rowe & Maw LLP at (212) 506-2555, Terry Schiff of Mayer, Brown, Rowe & Maw LLP at (212) 506-2539 or Angela L. Clark of Mayer, Brown, Rowe & Maw LLP at (212) 506-2375. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

                                                     Very truly yours,


                                                     /s/ Bruce P. Bowen
                                                     ---------------------------
                                                     Bruce P. Bowen
                                                     Associate General Counsel

cc:   Katharine Crost
      Paul A. Jorissen
      Terry Schiff
      Angela L. Clark

Attachment

SCHEDULE A - CIK Numbers for Issuing Entities of the Depositor and its
Affiliates

Response to SEC Comment #1

--------------------------------------------------------------------------------
Depositor
--------------------------------------------------------------------------------
RESIDENTIAL ACCREDIT LOANS, INC.
--------------------------------------------------------------------------------
Issuing Entity                                                               CIK
RALI Series 2006-QA1 Trust                                            0001348928
RALI Series 2006-QA2 Trust                                            0001351923
RALI Series 2006-QA3 Trust                                            0001358093
RALI Series 2006-QA4 Trust                                            0001361593
RALI Series 2006-QA5 Trust                                            0001365250
RALI Series 2006-QA6 Trust                                            0001368287
RALI Series 2006-QA7 Trust                                            0001371153
RALI Series 2006-QA8 Trust                                            0001374747
RALI Series 2006-QA9 Trust                                            0001377603
RALI Series 2006-QA10 Trust                                           0001379883
RALI Series 2006-QA11 Trust                                           0001382163
RALI Series 2006-QH1 Trust                                            0001379510
RALI Series 2006-QO1 Trust                                            0001348929
RALI Series 2006-QO10 Trust                                           0001383114
RALI Series 2006-QO2 Trust                                            0001351924
RALI Series 2006-QO3 Trust                                            0001356304
RALI Series 2006-QO4 Trust                                            0001358890
RALI Series 2006-QO5 Trust                                            0001361594
RALI Series 2006-QO6 Trust                                            0001365249
RALI Series 2006-QO7 Trust                                            0001374886
RALI Series 2006-QO8 Trust                                            0001376787
RALI Series 2006-QS1 Trust                                            0001348927
RALI Series 2006-QS10 Trust                                           0001369100
RALI Series 2006-QS11 Trust                                           0001369101
RALI Series 2006-QS12 Trust                                           0001372600
RALI Series 2006-QS13 Trust                                           0001372798
RALI Series 2006-QS14 Trust                                           0001375655
RALI Series 2006-QS15 Trust                                           0001375656
RALI Series 2006-QS16 Trust                                           0001377807
RALI Series 2006-QS17 Trust                                           0001380368
RALI Series 2006-QS18 Trust                                           0001380369
RALI Series 2006-QS2 Trust                                            0001351117
RALI Series 2006-QS3 Trust                                            0001352052
RALI Series 2006-QS4 Trust                                            0001358092
RALI Series 2006-QS5 Trust                                            0001359592
RALI Series 2006-QS6 Trust                                            0001362195

RALI Series 2006-QS7 Trust                                            0001362336
RALI Series 2006-QS8 Trust                                            0001366205
RALI Series 2006-QS9 Trust                                            0001366206
RALI Series 2006-QO9 Trust                                            0001379884
RALI Series 2007-QS1 Trust                                            0001382368
RALI Series 2007-QS2 Trust                                            0001383327
RALI Series 2007-QO1 Trust                                            0001384915
RALI Series 2007-QH1 Trust                                            0001385033
RALI Series 2007-QA1 Trust                                            0001385297

--------------------------------------------------------------------------------
Depositor
--------------------------------------------------------------------------------
RESIDENTIAL ASSET SECURITIES CORPORATION
--------------------------------------------------------------------------------
Issuing Entity                                                               CIK
RASC Series 2006-EMX1 Trust                                           0001348922
RASC Series 2006-KS1 Trust                                            0001348923
RASC Series 2006-KS2 Trust                                            0001351543
RASC Series 2006-EMX2 Trust                                           0001351542
RASC Series 2006-KS3 Trust                                            0001354920
RASC Series 2006-EMX3 Trust                                           0001354919
RASC Series 2006-EMX4 Trust                                           0001361591
RASC Series 2006-KS4 Trust                                            0001362534
RASC Series 2006-EMX5 Trust                                           0001365247
RASC Series 2006-KS5 Trust                                            0001361592
RASC Series 2006-EMX6 Trust                                           0001368289
RASC Series 2006-KS6 Trust                                            0001369197
RASC Series 2006-EMX7 Trust                                           0001371606
RASC Series 2006-KS7 Trust                                            0001371774
RASC Series 2006-KS8 Trust                                            0001374220
RASC Series 2006-EMX8 Trust                                           0001375145
RASC Series 2006-EMX9 Trust                                           0001377243
RASC Series 2006-KS9 Trust                                            0001377244
RASC Series 2007-KS1 Trust                                            0001384914

--------------------------------------------------------------------------------
Depositor
--------------------------------------------------------------------------------
RESIDENTIAL ASSET MORTGAGE PRODUCTS, INC.
--------------------------------------------------------------------------------
Issuing Entity                                                               CIK
RAMP Series 2006-EFC1 Trust                                           0001348930
RAMP Series 2006-NC1 Trust                                            0001348931
RAMP Series 2006-RS1 Trust                                            0001348932
RAMP Series 2006-RS2 Trust                                            0001351546

RAMP Series 2006-RZ1 Trust                                            0001351922
RAMP Series 2006-NC2 Trust                                            0001351545
RAMP Series 2006-NC3 Trust                                            0001354928
RAAC Series 2006-SP1 Trust                                            0001355617
RAMP Series 2006-RZ2 Trust                                            0001358179
RAAC Series 2006-SP2 Trust                                            0001359589
RAMP Series 2006-RS3 Trust                                            0001361603
RAMP Series 2006-RS4 Trust                                            0001361604
RAAC Series 2006-SP3 Trust                                            0001366204
RAMP Series 2006-RZ3 Trust                                            0001370175
RAMP Series 2006-RS5 Trust                                            0001371152
RAMP Series 2006-RZ4 Trust                                            0001374221
RAMP Series 2006-RS6 Trust                                            0001377242
RAMP Series 2006-RZ5 Trust                                            0001379511
RAAC Series 2006-SP4 Trust                                            0001380367
RAMP Series 2006-EFC2 Trust                                           0001354927
GMACM Mortgage Loan Trust 2006-AR1                                    0001351072
GMACM Mortgage Loan Trust 2006-J1                                     0001352221
GMACM Mortgage Loan Trust 2006-AR2                                    0001355082
GMACM Home Loan Trust 2006-HLTV1                                      0001356571
GMACM Home Equity Loan Trust 2006-HE1                                 0001357280
GMACM Home Equity Loan Trust 2006-HE2                                 0001366700
GMACM Home Equity Loan Trust 2006-HE3                                 0001372961
GMACM Home Equity Loan Trust 2006-HE4                                 0001375162
GMACM Home Equity Loan Trust 2006-HE5                                 0001380675

--------------------------------------------------------------------------------
Depositor
--------------------------------------------------------------------------------
RESIDENTIAL FUNDING MORTGAGE SECURITIES I, INC.
--------------------------------------------------------------------------------
Issuing Entity                                                               CIK
RFMSI Series 2006-S1 Trust                                            0001349290
RFMSI Series 2006-SA1 Trust                                           0001349282
RFMSI Series 2006-S2 Trust                                            0001351948
RFMSI Series 2006-S3 Trust                                            0001353813
RFMSI Series 2006-S4 Trust                                            0001356490
RFMSI Series 2006-S5 Trust                                            0001363535
RFMSI Series 2006-S6 Trust                                            0001366203
RFMSI Series 2006-S7 Trust                                            0001369031
RFMSI Series 2006-SA2 Trust                                           0001369665
RFMSI Series 2006-SA3 Trust                                           0001371608
RFMSI Series 2006-S8 Trust                                            0001373571
RFMSI Series 2006-S9 Trust                                            0001373849

RFMSI Series 2006-S10 Trust                                           0001376300
RFMSI Series 2006-SA4 Trust                                           0001377245
RFMSI Series 2006-S11 Trust                                           0001377907
RFMSI Series 2006-S12 Trust                                           0001380370
RFMSI Series 2007-S1 Trust                                            0001384913
RFMSI Series 2007-SA1 Trust                                           0001385032

--------------------------------------------------------------------------------
Depositor
--------------------------------------------------------------------------------
RESIDENTIAL FUNDING MORTGAGE SECURITIES II, INC.
--------------------------------------------------------------------------------
Issuing Entity                                                               CIK
Home Equity Loan Trust 2006-HSA1                                      0001348926
Home Equity Loan Trust 2006-HSA2                                      0001351544
Home Loan Trust 2006-HI1                                              0001355456
Home Equity Loan Trust 2006-HSA3                                      0001355457
Home Loan Trust 2006-HI2                                              0001362476
Home Loan Trust 2006-HI3                                              0001368323
Home Equity Loan Trust 2006-HSA4                                      0001369504
Home Loan Trust 2006-HI4                                              0001374279
Home Equity Loan Trust 2006-HSA5                                      0001375155
Home Loan Trust 2006-HI5                                              0001383189